Summary

Bowyer Research urges shareholders to vote AGAINST Proposal 6, on the 2024 proxy ballot of Intuit, Inc. (“Intuit” or the “Company”). The “Resolved” clause of Proposal No. 6 states:

Shareholders request Intuit publish a report disclosing how the Company is protecting plan beneficiaries — especially those with a longer investment time horizon — from the increased future portfolio risk created by present-day investments in high-carbon companies.

The supporting statement on behalf of this Proposal1, submitted by As You Sow (the “Proponent”), contends that:

1.Climate change poses “material risk” to employees’ retirement savings.

2.Intuit bears a corporate responsibility to address the greenhouse gas emissions generated by its investments.

3.Intuit’s failure to address this climate risk presents a threat to the Company’s recruitment & retention practices.

4.Intuit’s current investment practices violate its duty to appropriately manage/protect employees’ retirement plans.

These assertions, however, are based on false argumentation and analysis that:

1.Mischaracterizes the investment risk presented by climate change.

2.Overstates the effect of climate risk on the Company’s recruitment & retention.

3.Presupposes an activist framework to the Company’s obligation to its employees.

1.The Proposal mischaracterizes the investment risk presented by climate change.

As asserted in the Proposal, “[w]ithout aggressive mitigation, climate change will have significant, deleterious consequences for the global economy,” the Proponent’s clear implication is that rising global temperatures are meaningfully impacted by aggressive mitigation on the part

1https://investors.intuit.com/files/doc_financials/2023/ar/tm2328730-3_DZ-2_nonfiling_-CleanNoBannerDraft-_2023-11-21_14-40-47-17.pdf of the Company and its assets. Yet, this claim and its implied premise contain several fallacious elements: most prominently, the vague and persistently undefined term ‘aggressive mitigation.’ The Proponent’s statement makes multiple references to mitigating the effects of climate change, but offers no meaningful parameters for what such mitigation looks like.

While such an omission may be a mere rhetorical device, it is not an accurate representation of the state of emission levels, particularly in the United States. As per the 2023 Fifth National Climate Assessment,2 greenhouse emissions have decreased 17 percent in the period between 2005 and 2021, during which the size of the American economy doubled. The Assessment further notes that such emission cuts are not slight decreases, but meaningful steps to reduce the risks of climate change: “rapid emissions cuts are expected to have immediate health and economic benefits… At the national scale, the benefits of deep emissions cuts for current and future generations are expected to far outweigh the costs.”

The Proponent’s language would imply that investment portfolios are being threatened by a lack of steps being taken against climate change. In reality, significant steps have been taken to reverse many concerning trends of fossil fuel emissions—the exact type of mitigation that the Proponent claims is nonexistent. Given the presence of such positive trends, the Board’s stance against Proposal No. 6 is justified on the facts of the situation alone.

2.The Proposal overstates the effect of climate risk on the Company’s recruitment & retention.

Proposal No. 6 goes on to assert that Intuit’s current default investment strategies may “contribute to difficulty in worker recruitment and retention,” particularly among younger workers who view ESG-friendly investment as of paramount importance. Yet, the Proponent asserts earlier in the proposal that employees are fully at liberty to choose such ESG-friendly investment options, a fact the Board also cites in its response. Proposals of this type have been trending in the past few years. In some cases, the Proponent’s supporting statement openly complains that funds which invest in fossil fuel companies are available as options. Other

2 https://nca2023.globalchange.gov/

versions only hint at a desire to eliminate fossil fuel investment options altogether, but even then, it is difficult to escape the logical implication of even those proposals: if failing to count investment in carbon producing investments fails the fiduciary test of risk mitigation, then why not go all the way and forbid allegedly risky non-fiduciary fossil fuel investments?

The Proponent’s logic creates an unwinnable situation for both Board and Company—it asks the Board to either overhaul its investment strategy in an industry that employs3 more than a million Americans to date, or become complicit in the allegedly imminent risks of anthropogenic climate change. The Proposal argues two mutually exclusive premises: first, that the next generation of Intuit’s employees are increasingly environmentally conscious and will reflect this elevated priority in their investment choices, but second, that Intuit’s current practice of allowing exactly these such investments is still a violation of the Company’s corporate responsibility. In the end, the Proponent is arguing a logical impossibility: arguing that the Company’s actions will hurt its standing with younger employees, even as it admits that perfectly reasonable and accessible options exist for those employees. The proponent’s arguments are mutually self-defeating in that they hold that prospective employees care enough about global warming to decide to turn down a good job offer over it, but they don’t care enough to simply click a box and choose “ESG” on their 401(k) benefit allocation form.

3.The Proposal presupposes an activist framework to the Company’s fiduciary duties.

As asserted in Proposal No. 6, “Intuit can best ensure that it is meeting its obligations to employees, especially younger employees, by appropriately mitigating climate risk in its retirement plan investments.” Leaving aside the vague and overbroad language of mitigation (discussed in point 1 above), the Proponent’s language belies a particular view of Intuit’s fiduciary responsibilities to its employees.

3https://www.brookings.edu/wp-content/uploads/2021/02/2021.02.22_BrookingsMetro_FossilFuel-MethodologyAppendix.pdf

The often-maligned fossil fuel industry still remains one of the largest employers in both America and the world at large, with its investments providing jobs for millions around the globe. Furthermore, as energy prices have surged around the globe, fossil fuels have performed incredibly well in the market. Pushing retirement investments out of such assets is depriving employees of access to a high-performing class of assets.4 The persistent demands of climate activists for that deprivation, combined with the kind of goalpost-shifting evident in the Proponent’s rhetoric, evince an underlying belief in the Company’s responsibility to handhold its employees into investing into a very narrow and ideologically drawn definition of socially conscious capital that excludes this industry and the millions who depend upon it for their livelihood. Intuit has made the choice to offer ESG-focused options for its employees’ retirement funds. This choice, intentionally or otherwise, has served as the segue to the kind of activist demands that hijack a company’s operational philosophy.

Conclusion

As demonstrated in this report, the substance of Proposal No. 6 fails to effectively address concerns over climate-related risks to employee portfolios by:

1.Mischaracterizing the investment risk presented by climate change.

2.Overstating the effect of climate risk on the Company’s recruitment & retention.

3.Presupposing an activist framework to the Company’s fiduciary duties.

Climate change is an issue that sparks fierce ideological debate and presents a wide spectrum of potential outlooks and policies to any company. Amidst such debates, however, the fundamental nature of corporate fiduciary responsibility has not changed, even should activist demands seem to indicate otherwise. Proposals such as the one above are asking Intuit to step beyond its fiduciary responsibilities and into the realm of expressly picking sides in such ideological debates, a move that can only create further controversy/reputational risk to both Board and Company.

4 https://www.nature.com/articles/s41562-022-01398-4?ref=hir.harvard.edu